VIA EDGAR AND OVERNIGHT MAIL

May 3, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attention: Ms. Mara L. Ransom

Re:	General Finance Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed April 26, 2013 File No. 333-187687

Dear Ms. Ransom:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated May 1, 2013 with respect to Amendment No. 1 to Registration Statement on Form S-1 filed by General Finance Corporation (the “Company”) with the SEC on April 26, 2013 (the “Amendment”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

Concurrently with the delivery of this letter, the Company respectfully advises the Staff that on May 3, 2013 it filed via EDGAR Amendment No. 2 to Registration Statement on Form S-1 (the “Second Amendment”) reflecting the changes made in response to the Staff’s comments. Three copies of the Second Amendment and a copy of the Second Amendment, marked to show changes since the Amendment, are enclosed for your convenience.

Staff Comments and Company Responses

General

1.	We note your response to comment 1. You have omitted the amount of shares of Series C Preferred Stock that you intend to offer, including the amount subject to the over-allotment option. You may not rely on Securities Act Rule 430A to omit information concerning the amount of securities to be offered, or information that is dependent upon such information, such as the Capitalization information on page 33. See footnote 34 to Release No. 33-6714 (May 27, 1987). Please revise.

The Company respectfully advises that in response to the May 1, 2013 comments of the Staff, the Company has revised the registration statement to include the number of shares of Series C Preferred Stock the Company intends to offer, including the number of shares subject to the over-allotment option, and has completed all blanks in the registration statement, subject to applicable exemptions.

39 East Union Street — Pasadena, California 91103 — 626.584.9722

2.	Given that you disclose the public offering price of $100 per share elsewhere in your prospectus, such as on page 9, and in the Underwriting Agreement, please include it on the prospectus cover page and in the Underwriting section. Additionally, given that you disclose the underwriting discount of $5.00 per share in the Underwriting Agreement, please disclose such information on the prospectus cover page and in the Underwriting section, and provide disclosure dependent on such information, such as proceeds to you on the prospectus cover page and throughout the prospectus, including the Use of Proceeds, Capitalization and Underwriting sections.

The Company respectfully advises that in response to the May 1, 2013 comments of the Staff, the Company has revised the registration statement to include the public offering price of $100 per share on the prospectus cover page, page 9 and page 112 in the Underwriting section. The Company also respectfully advises that in response to the May 1, 2013 comments of the Staff, the Company has disclosed the underwriting discount of $5.00 per share on the prospectus cover page, page 9 and page 112 in the Underwriting section. The Company further respectfully advises that in response to the May 1, 2013 comments of the Staff, the Company has revised the registration statement to include the disclosure dependent on the foregoing information, such as proceeds to the Company on the prospectus cover page and throughout the prospectus, including the Use of Proceeds, Capitalization and Underwriting sections.

3.	With respect to your dividend percentage rate, please disclose, on the prospectus cover page and in the Underwriting section, the method by which such rate will be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K. Please also tell us the basis for why you believe it is appropriate to omit a bona fide estimate of such rate from the prospectus at the time of effectiveness.

The Company respectfully advises that in response to the May 1, 2013 comments of the Staff, the Company has revised the prospectus cover page and the Underwriting section to include disclosure concerning the method by which the dividend percentage rate will be determined and a bona fide estimate of the range of the dividend percentage rate at the time of effectiveness.

Executive Compensation, Page 84

Summary Compensation Table, Page 84

4.	We note that in footnote 4 you removed the references to the notes to your financial statements. Please include these references to the extent they are responsive to the disclosure required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. If you include these references, please reference the financial statements included in the registration statement instead of the financial statements included in your Form 10-K, which you have not incorporated by reference into the registration statement.

The Company respectfully advises that in response to the May 1, 2013 comments of the Staff, the Company has revised the registration statement to restore to footnote 4 to the Summary Compensation Table the references to the financial statements included in the prospectus.

Underwriting, page 111

39 East Union Street — Pasadena, California 91103 — 626.584.9722

5.	Please tell us why you added a reference to Northland Capital Markets. If you intend for the entity to be a principal underwriter, then please add it to the table of underwriters following the first paragraph in this section. See Item 508(a) of Regulation S-K.

The Company respectfully advises that in response to the May 1, 2013 comments of the Staff, the Company mistakenly included the reference to Northland Capital Markets. The Company respectfully advises that the Company has revised the registration statement to include the names of six underwriters, including Northland Capital Markets, in the Underwriting section on page 111.

Legal Opinion

6.	Counsel’s assumptions relating to 1) the approval of the issuance and sale of the Preferred Stock in part (ii) in the fifth paragraph and 2) the authorization of the definitive purchase, underwriting or similar agreement by the Company in part (v) in the sixth paragraph are too broad. Please revise accordingly.

The Company respectfully advises that in response to the May 1, 2013 comments of the Staff, counsel to the Company has revised the legal opinion to delete the assumptions concerning the approval of the issuance and sale of the Preferred Stock in part (ii) in the fifth paragraph and the authorization of the definitive purchase, underwriting or similar agreement by the Company in part (v) in the sixth paragraph.

* * * * * * * * * *

39 East Union Street — Pasadena, California 91103 — 626.584.9722

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (626) 584-9722 x1008.

Sincerely,

/s/ Christopher A. Wilson
Christopher A. Wilson
General Finance Corporation
General Counsel & Vice President

cc:	Ronald F. Valenta, General Finance Corporation

39 East Union Street — Pasadena, California 91103 — 626.584.9722